Attachment A

1.     AMOUNT OF SECURITIES BENEFICIALLY OWNED FOLLOWING REPORTED TRANSACTIONS:

2,194 Shares of Common Stock Held Directly: Shares of common stock, par value $0.01 per share, (“Common Stock”) of Coventry Health Care, Inc. (the “Company”), owned individually and directly by Mr. Ackerman.

            1,091 Shares of Common Stock Held Indirectly:

The stockholders are Warburg, Pincus Ventures, L.P., a Delaware limited partnership (“Ventures”), and Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and certain affiliated funds (collectively, “Equity Partners”). Equity Partners owns 10 shares of common stock, par value $0.01 per share (“Common Stock”), of Coventry Health Care, Inc. (the “Company”), and Ventures owns 1,081 shares of Common Stock.

The sole general partner of Ventures and Equity Partners is Warburg Pincus & Co., a New York general partnership (“WP”). Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC), a New York limited liability company (“WPLLC”), manages Equity Partners and Ventures. The members of WPLLC are substantially the same as the partners of WP.

Mr. Ackerman, a director of the Company, is a general partner of WP and member of WPLLC. As such, Mr. Ackerman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Equity Partners, Ventures, WPLLC, WP and the Voting Trusts. Mr. Ackerman disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

1,500 Shares of Common Stock Restricted: Award of restricted Common Stock vesting in equal annual increments over three years.

             Mr. Ackerman individually and directly owns 3,694 shares of Common Stock and Common Stock Restricted.